EXHIBIT 99.1

Caledonia Mining Corporation Plc Oxygen Plant Commissioning at Blanket Mine

ST HELIER, Jersey, Oct. 10, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) is pleased to announce the successful installation and commissioning of a new oxygen plant at the Blanket Mine (“Blanket”) in Zimbabwe.

The new oxygen plant is expected to improve metallurgical recovery and reduce cyanide consumption at Blanket. Based on test work conducted, it is anticipated that the plant will improve overall metallurgical recoveries at Blanket to approximately 94 per cent. Recoveries have averaged approximately 93 per cent in 2019.

Commenting on the successful commissioning, Steve Curtis, Chief Executive Officer, said:

“We are pleased to have successfully commissioned the new oxygen plant at Blanket and look forward to improved operating efficiencies as a result. This marks the latest in a series of investments to increase production and improve operating proficiency at Blanket as we continue our growth trajectory to 80,000 ounces per annum by 2022.

“The new oxygen plant will provide up to six tonnes of improved oxygen supply to the Blanket Carbon-in-Leach plant which is expected to increase recoveries to approximately 94 per cent.

“We also anticipate that the oxygen plant will result in slightly lower operating costs as cyanide consumption is expected to be reduced as a result of the improved oxygen supply; and the operating costs of the new oxygen plant are predicted to be lower than those of the previous two tonne plant.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/ James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.